UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 0-17164
Comamtech Inc. (Translation of registrant's name into English)

333 Bay Street Suite 2400
Toronto, Ontario, Canada
M5H 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

COMAMTECH ANNOUNCES NEW TRADING SYMBOL ON NASDAQ (COMT)

Comamtech Inc. (“Comamtech”) (Nasdaq: CNIC) announced today that it has received a new trading symbol on NASDAQ which will be COMT.  The new trading symbol will replace the predecessor Copernic Inc. symbol of CNIC.  The new trading symbol will be effective at the market open of NASDAQ Stock Market (“Nasdaq”) on Monday, November 15, 2010.

The new trading symbol was obtained in connection with the completion of the Comamtech plan of arrangement, as previously announced on November 4, 2010, pursuant to which the shareholders of Copernic Inc. have become shareholders of Comamtech.

Comamtech Inc. has filed an appeal to the recent delisting notice which it received from Nasdaq in connection with the completion of the plan of arrangement.  The appeal will stay the suspension and the delisting through the conclusion of the appeal process.  Comamtech has been informed by Nasdaq that the hearing will be held on December 16, 2010.  Comamtech shares shall continue to trade at least until said hearing date or longer depending on the determination by Nasdaq of the continuing suitability of the trading of Comamtech shares on Nasdaq.  Comamtech has previously announced a reverse acquisition of DecisionPoint system (OTCBB: DNPI) which is expected to be an important factor in the appeal to Nasdaq regarding continuation of trading of the Comamtech shares.  Comamtech anticipates meeting all of the Nasdaq listing qualification requirements effective as of the closing of the DNPI acquisition, however, there is no guarantee or assurance that the appeal will succeed.

Comamtech is the successor to Copernic which was sold to N. Harris Computer Corporation on November 4, 2010.

Statements contained in this Form 6-K, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results.  Some of these risks and uncertainties are detailed in Comamtech’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.  Comamtech expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this Form 6-K except as otherwise required by law.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Comamtech Inc.
(Registrant)
Date: November 12, 2010	By:	/s/ Marc Ferland
Name: Marc Ferland
Title: Marc Ferland, President and CEO

EXHIBIT INDEX

Exhibit No.	Description

99.1	COMAMTECH ANNOUNCES NEW TRADING SYMBOL ON NASDAQ (COMT)